CanAlaska Uranium Ltd.

Condensed Interim Consolidated Financial Statements

First Quarter - July 31, 2013

(Unaudited)

(Expressed in Canadian dollars, except where indicated)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, if an auditor has not performed a review of the condensed interim consolidated financial statements required to be filed, they must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying condensed interim consolidated financial statements have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of condensed interim consolidated financial statements by an entity’s auditor.

CanAlaska Uranium Ltd.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

(Expressed in Canadian dollars except where indicated)

	July 31 2013 $000’s	April 30 2013 $000’s
Assets
Current assets
Cash and cash equivalents (note 4)	1,105	1,265
Trade and other receivables	42	58
Available-for-sale securities (note 5)	79	86
Total current assets	1,226	1,409

Non-current assets
Reclamation bonds	200	203
Property and equipment (note 6)	354	375
Mineral property interests (note 7)	1,098	1,238
Total assets	2,878	3,225

Liabilities
Current liabilities
Trade and other payables	204	195

Equity
Common shares (note 8)	73,206	73,205
Equity reserve (note 8)	10,682	10,682
Investment revaluation reserve	(24)	(1)
Deficit	(81,190)	(80,856)
	2,674	3,030
	2,878	3,255

Going Concern (note 2)
Commitments (note 11)
Subsequent Events (note 14)

Approved by the Audit Committee of the Board of Directors

“Peter Dasler”	“Jean Luc Roy”
Director	Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CanAlaska Uranium Ltd.

Condensed Interim Consolidated Statements of Comprehensive Loss

(Unaudited)

(Expressed in Canadian dollars except where indicated)

	Three months ended July 31 2013	Three months ended July 31 2012
	($000's)	($000's)

EXPLORATION COSTS
Mineral property expenditures net of reimbursements	29	324
Write-down on reclamation bonds	3	110
Mineral property write-offs (note 7)	143	35
Equipment rental income	-	(4)
	175	465
OTHER EXPENSES (INCOME)
Consulting, labour and professional fees	100	321
Depreciation and amortization (note 6)	20	27
Loss on disposal of property and equipment	1	-
Insurance, licenses and filing fees	19	20
Interest income	(4)	(9)
Other corporate costs	9	20
Investor relations and presentations	1	28
Rent (note 11)	4	34
Share-based payments (note 9)	-	16
Travel and accommodation	2	11
Impairment of available-for-sale securities (note 5)	8	-
Management fees	(1)	(27)
	159	441

Loss for the period	(334)	(906)

Other comprehensive loss
Unrealized loss on available-for-sale securities	23	76
Total comprehensive loss for the period	(357)	(982)

Basic and diluted loss per share ($ per share)	(0.02)	(0.04)

Basic and diluted weighted average common shares outstanding (000's)	22,060	22,058

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CanAlaska Uranium Ltd.

Condensed Interim Consolidated Statements of Changes in Equity

For the three months ended July 31, 2013 and 2012

(Unaudited)

(Expressed in Canadian dollars except where indicated)

				Investment Revaluation Reserve $000’s	Accumulated Deficit $000’s	Total Equity $000’s

			Equity Reserve $000’s
	Common Shares
	Shares 000’s	Amount $000’s
Balance-May 1, 2012	22,058	73,210	10,506	53	(78,496)	5,273
Share-based payments	-	-	16	-	-	16
Unrealized loss on available-for-sale securities	-	-	-	(76)	-	(76)
Loss for the period	-	-	-	-	(906)	(906)
Balance-July31, 2012	22,058	73,210	10,522	(23)	(79,402)	4,307

Balance-May 1, 2013	22,058	73,205	10,682	(1)	(80,856)	3,030
Issued to acquire mineral property interest (note 8)	10	1	-	-	-	1
Unrealized loss on available-for-sale securities	-	-	-	(23)	-	(23)
Loss for the period	-	-	-	-	(334)	(334)
Balance-July31, 2013	22,068	73,206	10,682	(24)	(81,190)	2,674

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CanAlaska Uranium Ltd.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Canadian dollars except where indicated)

	Three months ended July 31 2013	Three months ended July 31 2012
	$000’s	$000’s
Cash flows used in operating activities
Loss for the period	(334)	(906)
Items not affecting cash
Depreciation and amortization (note 6)	20	27
Mineral property write-offs	143	35
Write-down on reclamation bonds	3	110
Impairment of available-for-sale securities (note 5)	8	-
Loss on disposal of property and equipment	1	-
Net option payments and receipts	(24)	-
Share-based payments (note 9)	-	16
	(183)	(718)
Change in non‑cash operating working capital
Decrease in trade and other receivables	15	147
Increase (Decrease) in trade and other payables	10	(1,467)
	(158)	(2,038)
Cash flows (used in) from investing activities
Additions to mineral property interests	(2)	(6)
Option payments received	-	75
	(2)	69

Decrease in cash and cash equivalents	(160)	(1,969)

Cash and cash equivalents - beginning of period (note 4)	1,265	4,394

Cash and cash equivalents - end of period (note 4)	1,105	2,425

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CanAlaska Uranium Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three month period ended July 31, 2013

(Unaudited)

(Expressed in Canadian dollars except where indicated)

1	Nature of Operations

CanAlaska Uranium Ltd. (the “Company” or “CanAlaska”) and its subsidiaries for the past 8 years have been principally engaged in the exploration of uranium properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage. From time to time, the Company evaluates new properties and directs exploration on these properties based on the Board of Director’s evaluation of financial and market considerations at the time. On June 21, 2011, the Company’s shares commenced trading on the Toronto Stock Exchange under the symbol “CVV” and ceased trading on the TSX Venture Exchange. The Company’s shares are also quoted on the Over-The-Counter Bulletin Board (“OTCBB”) in the United States under the symbol “CVVUF” and the Frankfurt Stock Exchange under the symbol “DH7N”. The Company’s registered office is located at 625 Howe Street, Suite 1020, Vancouver, British Columbia, V6C 2T6, Canada.

2	Going Concern

These condensed interim consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These condensed interim consolidated financial statements do not include any adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classification that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. Due to increasingly difficult market conditions facing junior uranium exploration companies there is no assurance that the Company will be successful in raising additional financing. The amounts shown as mineral property costs represent net acquisition costs incurred to date and do not necessarily represent current or future values of the mineral properties.

At July 31, 2013, the Company had cash and cash equivalents of $1.1 million (April 30, 2013: $1.3 million) (note 4) and working capital of $1.0 million (April 30, 2013: $1.2 million). The Company has a deficit of $81.2 million at July 31, 2013 and incurred a loss of $0.3 million during the three months ended July 31, 2013. Management may either need to dilute its ownership in its properties or secure additional financing to continue to advance the development of its exploration projects. The above factors cast substantial doubt regarding the Company’s ability to continue as a going concern.

CanAlaska Uranium Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three month period ended July 31, 2013

(Unaudited)

(Expressed in Canadian dollars except where indicated)

3      Basis of Consolidation and Presentation

a)      Statement of Compliance

These condensed interim consolidated financial statements of the Company, including comparatives, have been prepared in accordance with International Financial Reporting Standards 34 Interim Financial Reporting (“IAS 34”) using the accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Boards (“IASB”). These condensed interim consolidated financial statements have been prepared on the basis of and using accounting policies, methods of computation and presentation consistent with those applied in the Company’s April 30, 2013 consolidated annual financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on September 10, 2013.

b)      Basis consolidation and preparation

These condensed interim consolidated financial statements are presented in Canadian dollars. The consolidated financial statements are prepared on the historical cost basis except for certain financial instruments that are measured on the fair value basis.

These condensed interim consolidated financial statements include the accounts of CanAlaska and its wholly-owned subsidiaries including:

  CanAlaska Resources Ltd. U.S.A., a Nevada company
  CanAlaska West McArthur Uranium Ltd., a B.C. company
  Golden Fern Resources Limited, a New Zealand company
  Poplar Uranium Limited., a B.C. company

Subsidiaries are entities over which the Company has the power, directly or indirectly, to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible, are taken into account in the assessment of whether control exists. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date on which control ceases. All inter-company transactions, balances, income and expenses have been eliminated on consolidation.

These consolidated financial statements also include the proportionate share of each of the assets, liabilities, revenues and expenses of its interest in CanAlaska Korean Uranium Limited Partnership (“CKULP” or the “Partnership” or the “CKU Partnership”) and CanAlaska Korean Uranium Limited.

CanAlaska Uranium Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three month period ended July 31, 2013

(Unaudited)

(Expressed in Canadian dollars except where indicated)

4      Cash and Cash Equivalents

	July 31, 2013 $000’s	April 30, 2013 $000’s
CKU Partnership funds	287	290
Option-in advances	110	116
Cash in bank and other short term deposits	708	859
Total	1,105	1,265

CKU Partnership funds are held by the Company for expenditure on the properties held by the CKULP.

Option-in advances are advance cash funding by joint venture partners on various exploration properties.

Cash and cash equivalents of the Company are comprised of bank balances and short-term investments, which are convertible to cash, with an original maturity of 90 days or less as follows:

	July 31, 2013 $000’s	April 30, 2013 $000’s
Cash	280	364
Cash equivalents	825	901
Total	1,105	1,265

5	Available-for-Sale Securities

	July 31, 2013		April 30, 2013
	Cost $000’s	Market Value $000’s	Cost $000’s	Market Value $000’s
Pacific North West Capital Corp.	38	38	42	42
Westcan Uranium Corp.	6	6	6	6
Mega Uranium Ltd.	5	5	6	6
Other available-for-sale securities	54	30	33	32
Total	103	79	87	86

The Company reviews the carrying values of its available-for-sale securities, and after considering where the decreases on fair value were significant or prolonged, the Company would recognize an impairment on available-for-sale securities. The Company recognized total impairment on available-for-sale securities of $7,976 for the three months ended July 31, 2013 (three months ended July 31, 2012: $nil).

CanAlaska Uranium Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three month period ended July 31, 2013

(Unaudited)

(Expressed in Canadian dollars except where indicated)

6	Property and Equipment

	Automotive $000’s	Leasehold improvements $000’s	Mining equipment $000’s	Office equipment $000’s	Total $000’s
Cost
At May 1, 2012	82	270	1,024	501	1,877
Additions	-	-	-	2	2
Disposals	(57)	-	(2)	(47)	(106)
At April 30, 2013	25	270	1,022	456	1,773
Disposals	-	-	-	(1)	(1)
At July 31, 2013	25	270	1,022	455	1,772

Accumulated Depreciation and Amortization
At May 1, 2012	(67)	(105)	(821)	(380)	(1,373)
Depreciation and amortization	(4)	(20)	(61)	(23)	(108)
Disposals	54	-	2	27	83
At April 30, 2013	(17)	(125)	(880)	(376)	(1,398)
Depreciation and amortization	(1)	(5)	(11)	(3)	(20)
At July 31, 2013	(18)	(130)	(891)	(379)	(1,418)

Carrying Value
At April 30, 2013	8	145	142	80	375
At July 31, 2013	7	140	131	76	354

CanAlaska Uranium Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three month period ended July 31, 2013

(Unaudited)

(Expressed in Canadian dollars except where indicated)

7       Mineral Property Interests

The Company holds approximately 749,000 hectares of mining claims in the Athabasca Basin located across the provinces of Alberta, Saskatchewan, and Manitoba in Canada. The holdings are comprised of 16 projects which are in various stages of exploration and discovery.

The Company also holds mining claims in New Zealand, Alaska, and British Columbia.

Details of acquisition costs and write-offs for the twelve and three months ended April 30, 2013 and July 31, 2013 are as follows:

Project ($000’s)	May 1, 2012	Additions/write-offs	April 31, 2013	Additions/write-offs	July 31, 2013
Athabasca Basin
Cree East (a)	-	-	-	-	-
West McArthur (b)	65	-	65	-	65
Fond du Lac	120	-	120	-	120
Grease River (c)	133	-	133	(24)	109
Cree West	48	(48)-	-	-	-
Key Lake	24	-	24	-	24
NW Manitoba	16	-	16	-	16
Poplar (d)	166	-	166	(5)	161
Black Lake	-	-	-	-	-
Helmer	107	-	107	-	107
Lake Athabasca (e)	118	-	118	(5)	113
Alberta	11	(11)	-	-	-
Hodgson (f)	109		109	(109)	-
Arnold	35	(35)	-	-	-
Collins Bay (g)	-	-	-	-	-
McTavish	74		74	-	74
Carswell	173	(37)	136	-	136
Ruttan	-	15	15	-	15
Patterson (h)	-	4	4	-	4
Other	53	-	53	-	53
New Zealand		-
Rise and Shine, NZ	-	-	-	-	-
Reefton, NZ (i)	24	-	24	-	24
Other
Other Projects, Various (j)	80	(6)	74	3	77
Total	1,356	(118)	1,238	(140)	1,098

CanAlaska Uranium Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three month period ended July 31, 2013

(Unaudited)

(Expressed in Canadian dollars except where indicated)

7       Mineral Property Interests (continued)

	Total
Summary of option payments remaining due in the years ending April 30	Cash $000’s	Spend[1] $000’s	Shares
2014	-	-	10,000
2015	-	-	-
2016	-	600	30,000
Thereafter	-	3,000	80,000

1 Represents cumulative spend required not the spend per fiscal year to maintain certain interest in the Company’s properties. The cumulative spend is at the Company’s discretion under an option. It may not be the Company’s intention to pay the option, in which case the expenditure will not be incurred.

	Total[2]
Summary of option payments receivable in the years ending April 30[1]	Cash $000’s	Spend[1] $000’s	Shares
2014	50	75	1,000,000
2015	25	300	225,000
2016	25	700	400,000
Thereafter	-	1,400	700,000

1 Represents cumulative spend required not the spend per fiscal year to maintain certain interest in the Company’s properties.

2 Represents optionees' commitments to maintain certain interest in the Company's properties (see note 7(h)).

a)       Cree East, Saskatchewan – Korean Consortium

Cree East consists of approximately 58,000 hectares of mineral claims in the Athabasca. In December 2007, the Company formed the CKU Partnership with the Korean Consortium to develop Cree East. Under the terms of agreements, the Korean Consortium would invest $19.0 million towards the earn-in of a 50% ownership interest in the CKU Partnership over a four year period. As of July 31, 2013, the Korean Consortium has contributed $19.0 million (April 30, 2012: $19.0 million) and held a 50% interest (April 30, 2013: 50%) in the CKU Partnership. The Company acts as the operator for the exploration project and earns a management fee of 10% of the exploration expenditures incurred. The total expenditures on the property for the three months ended July 31, 2013 and 2012 was approximately $1,000 and $104,000 respectively.

CanAlaska Uranium Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three month period ended July 31, 2013

(Unaudited)

(Expressed in Canadian dollars except where indicated)

7       Mineral Property Interests (continued)

b)      West McArthur, Saskatchewan - Mitsubishi

West McArthur consists of approximately 36,000 hectares of mineral claims in the Athabasca. In April 2007, the Company optioned the claims to Mitsubishi Development Pty Ltd. (“Mitsubishi”) whereby Mitsubishi could exercise an option to earn a 50% interest in the property by funding expenditures of $10.0 million and by making a $1.0 million payment upon completion of the $10.0 million funding requirement. In February 2010, Mitsubishi exercised their option with a payment to the Company of $1.0 million and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. The Company acts as project operator and earns a fee (between 5% and 10%) based on the expenditures incurred. The total expenditures on the property for the three months ended July 31, 2013 and 2012 was approximately $7,000 and $325,000 respectively.

c)      Grease River, Saskatchewan

In the three months ended July 31, 2013, the Company recognized an impairment on certain of its Grease River claims of approximately $24,000 as it did not renew its permits on these claims.

d)       Poplar, Saskatchewan

In the three months ended July 31, 2013, the Company recognized an impairment on certain of its Poplar claims of approximately $5,000 as it did not renew its permits on these claims.

e)       Lake Athabasca, Saskatchewan

In the three months ended July 31, 2013, the Company recognized an impairment on certain of its Lake Athabasca claims of approximately $5,000 as it did not renew its permits on these claims.

f)       Hodgson, Saskatchewan

In the three months ended July 31, 2013, the Company recognized an impairment on its Hodgson claim of approximately $109,000 as it did not renew its permits on this property.

g)      Collins Bay, Saskatchewan

In June 2013, the Collins Bay Extension option agreement dated July 4, 2009 and subsequently amended on March 29, 2011 with Bayswater Uranium Corporation ("Bayswater") was amended whereby the option period was extended from six years to eight years. In consideration for the extension, the Company accelerated its staged common share issuances and issued 10,000 common share on July 12, 2013 (note 8). As a result, in July 2013, the Company issued an aggregate of 20,000 common shares (post-consolidation) under the amended option agreement for the Collins Bay Extension project.

CanAlaska Uranium Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three month period ended July 31, 2013

(Unaudited)

(Expressed in Canadian dollars except where indicated)

7       Athabasca Mineral Property Interests (continued)

h)      Patterson – Saskatchewan

In January 2013, the Company acquired three block of claims, totalling 6,687 hectares located in the Patterson Lake area of the western Athabasca basin. In August 2013, the Company optioned the claims to Makena Resources Inc ("Makena"). Makena may earn a 50% interest in the property by making cash payments totalling $100,000 by June 1, 2015, issuing 2,500,000 common share by June 1, 2015 and incurring exploration expenditures totalling $1.4 million by September 30, 2016.

i)      Reefton – New Zealand

In September 2012, Atlantic Industrial Minerals Inc. (“Atlantic”) entered into an option agreement to acquire 100% interest in the Reefton project, in South Island, New Zealand by paying $300,000 in staged payments, issuing 300,000 shares of Atlantic to the Company and reimbursing the Company for the annual permit fees for the property from 2012 to 2015 which are approximately $50,000 per year and drilling 1,500 metres by December 31, 2014. In September 2012 and October 2012, the Company received $50,000 from Atlantic for the 2012/2013 annual permit fee as part of an operating agreement. On August 21, 2013, the option agreement with Atlantic was terminated.

j)       Other Projects

BC Copper, British Columbia

BC Copper is comprised of approximately 7,000 hectares located in south central British Columbia. In March 2012, the Company optioned the claims to Tyrone Docherty. Tyrone Docherty may earn a 50% interest in the property by making exploration expenditures of $470,000 by July 2014. In May 2012 the company amended the agreement where a third party, Discovery Ventures Ltd and Docherty will earn 50% interest for the expenditure of $250,000 by July 1 2014. On July 2, 2013, the option agreement with Tyrone Docherty and Discovery Venture Ltd. was terminated.

Hanson, Saskatchewan

In July 2013, the Company staked the Hanson project which consists of twelve blocks of claims in the area of the Pikoo kimberlite discovery, totalling 11,086 hectares located in Saskatchewan for $2,276.

8        Share Capital

The Company has authorized capital consisting of an unlimited amount of common shares without par value.

Share Issuances

In July 2013, the Company issued 10,000 common shares under the option agreement for the Collins Bay Extension project (see note 7(g)).

CanAlaska Uranium Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three month period ended July 31, 2013

(Unaudited)

(Expressed in Canadian dollars except where indicated)

9	Share Stock Options and Warrants

The Company has a stock option plan that permits the granting of stock options to directors, officers, key employees and consultants. Terms and pricing of options are determined by management at the date of grant. A total of 4,400,000 common shares of the Company may be allotted and reserved for issuance under the stock option plan.

	Number of options 000’s	Weighted average exercise price $
Outstanding - May 1, 2012	2,924	0.81
Granted	1,358	0.26
Expired	(661)	1.09
Forfeited	(23)	1.21
Outstanding – April 30, 2013	3,598	0.55
Expired	(18)	1.00
Forfeited	(237)	0.74
Outstanding – July 31, 2013	3,343	0.54

As at July 31, 2013, the following stock options were outstanding:

Number of options outstanding 000’s		Number of options exercisable 000’s	Exercise price	Expiry date (Fiscal Year)
	734	734	$0.54 - $1.00	2014
	1,321	1,321	$0.42 - $1.00	2015
	1,288	1,288	$0.25	2018
Total	3,343	3,334

For the three months ended July 31, 2013, total share-based compensation expense was $nil (July 31, 2012: $15,785).

CanAlaska Uranium Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three month period ended July 31, 2013

(Unaudited)

(Expressed in Canadian dollars except where indicated)

9	Share Stock Options and Warrants (continued)

Warrants

	Number of warrants 000’s	Weighted average exercise price $
Outstanding - May 1, 2012	1,311	1.83
Expired	(1,239)	1.90
Outstanding – April 30, 2013	72	0.55
Outstanding – July 31, 2013	72	0.55

At July 31, 2013, the following warrants were outstanding:

Number of warrants Outstanding 000’s		Exercise price $	Expiry date
	72	$0.55	September 21, 2013
Total	72

Option and warrant pricing models require the input of highly subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options and warrants. The Company’s expected volatility is based on the historical volatility of the Company’s share price on the Toronto Stock Exchange. For the three months ended July 31, 2013, there were no stock options or warrants granted.

10       Related Party Transactions

Related parties include the Board of Directors and Officers of the Company and enterprises which are controlled by these individuals.

The remuneration of directors and key management of the Company for the three ended July 31, 2013 and 2012 were as follows.

	Three months ended July 31
($000’s)	2013 $	2012 $
Employment benefits	73	197
Directors fees	-	30
Share-based compensation	-	10

CanAlaska Uranium Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three month period ended July 31, 2013

(Unaudited)

(Expressed in Canadian dollars except where indicated)

11	Commitments

The Company has the following commitments in respect of operating leases for office space, land, or computer equipment:

Fiscal Year Ending	Total $000’s
2014	111
2015	150
2016	133
Thereafter	7
Total	401

The Company has outstanding and future commitments under mineral properties option agreements to pay cash and/or issue common shares of the Company (note 7).

The Company has sub leased its Vancouver office space to reduce its operating costs. The Company is committed for the full office lease amount, not the net.

12       Management of Capital

The Company considers its capital to consist of common shares, stock options and warrants. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

CanAlaska Uranium Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three month period ended July 31, 2013

(Unaudited)

(Expressed in Canadian dollars except where indicated)

13       Geographic Segmented Information

The Company operates in one segment, the exploration of mineral property interests.

July 31, 2013 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	1,622	6	24	1,652
Total Assets	2,836	6	36	2,878
Loss for the Period	315	-	19	334

April 30, 2013 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	1,786	6	24	1,816
Total Assets	3,185	6	34	3,225
Loss for the Year	2,342	9	9	2,360

14       Subsequent Events

On July 5, 2013, the Company received notification that the Toronto Stock Exchange is reviewing the Company's eligibility for continued listing on the Toronto Stock Exchange pursuant to Part VII of the TSX Company Manual regarding minimum market capitalization requirements. The Company has until November 5, 2013 to remedy the matter. Should the Toronto Stock Exchange decide to delist the securities of the Company, the Company will seek a listing on the TSX Venture Exchange.

On August 21, 2013, the option agreement with Atlantic for the Reefton project was terminated.

On August 28, 2013, the Company entered into an option agreement with Makena Resources Inc.. Makena Resources Inc. may earn a 50% interest in the Patterson property by making cash payments totalling $100,000 by June 1, 2015, issuing 2,500,000 common share by June 1, 2015 and incurring exploration expenditures totalling $1.4 million by September 30, 2016.